HARRISON LAW, P.A.

Diane J. Harrison Bar Admissions: Florida and Nevada	6860 Gulfport Blvd. S. No. 162 South Pasadena, Florida 33707 Phone: (941) 723-7564 Fax: (941) 531-4935 HarrisonDJEsq@tampabay.rr.com

May 31, 2007

Ms. Jennifer R. Hardy, Legal Branch Chief

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington D.C., 20549

Re:

Shimoda Marketing, Inc.

First Amendment to Registration Statement on Form SB-2

File No. 333-132791

Redline Filed  May 31, 2007

Dear Ms. Hardy:

As per Comment 5 in the SEC’s Comment Letter dated November 20, 2006, we hereby refile via EDGAR Shimoda Marketing, Inc.’s First Amendment to Registration Statement on Form SB-2 in proper redline format.  No exhibits were filed since the only issue was the proper format (HTML) of the redline document.

Please, do not hesitate to contact me at (941) 723-7564 should you have any questions.

Sincerely,

/s/ DIANE J. HARRISON

Diane J. Harrison, Esq.

Enclosures:

1.

Shimoda Marketing, Inc. SB-2/A-1